Exhibit 99.29

ROGERS COMMUNICATIONS INC.

as Issuer
ROGERS COMMUNICATIONS CANADA INC.

as Guarantor

and
COMPUTERSHARE TRUST COMPANY OF CANADA
as Indenture Trustee

THIRD SUPPLEMENTAL INDENTURE

Dated as of April 16, 2025

Amending (i) the Amended and Restated Trust Indenture dated as of November 5, 2010, as amended by the First Supplemental Indenture and Second Supplemental Indenture, each dated as of April 3, 2023, (ii) the second amended and restated fourth series supplement to the Indenture dated as of February 17, 2011, (iii) the ninth series supplement to the Indenture dated as of February 28, 2017, (iv) the eleventh series supplement to the Indenture dated as of November 2, 2018, (v) the twelfth series supplement to the Indenture dated as of December 9, 2019, (vi) the thirteenth series supplement to the Indenture dated as of December 9, 2019, and (vii) the fourteenth series supplement to the Indenture dated as of April 22, 2020, each between Rogers Communications Inc., as Issuer, and Computershare Trust Company of Canada, as Indenture Trustee.

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		4

1.1	Incorporation of Indenture and Affected Series Supplements; Governing Law	4
1.2	Definitions	4
1.3	Conflict Between Series Supplement and Indenture	5
1.4	Indenture and Affected Series Supplements Remain in Full Force and Effect	5
1.5	Amendments; Interpretation Provisions in Indenture	5
1.6	Effect of Headings	5
1.7	Benefits of the Supplemental Indenture; No Adverse Interpretation	5
1.8	Responsibility of Indenture Trustee	5

ARTICLE 2 AMENDMENTS TO THE INDENTURE		6

2.1	Amendments to Section 1.1	6
2.2	Amendments to Section 1.5	13
2.3	Amendments to Section 5	13
2.4	Amendments to Section 6.1	15
2.5	Amendments to Section 6.2(1)	17
2.6	Amendments to Section 6.12 and Section 7.1	17
2.7	Amendments to Section 11.1(b)	17
2.8	Amendments to Section 13	17

ARTICLE 3 AMENDMENTS TO THE RECENT SERIES SUPPLEMENTS		19

3.1	Amendments to Section 1.2(1)	19

ARTICLE 4 AMENDMENTS TO THE AFFECTED SERIES SUPPLEMENTS		19

4.1	Amendments to Section 1.1	19
4.2	Amendments to Section 1.2(2)	19
4.3	Amendments to Section 2	25

ARTICLE 5 GUARANTEE		29

5.1	New Article 4 to each Affected Series Supplement	29

ARTICLE 6 MISCELLANEOUS PROVISIONS		35

6.1	Confirmation of Indenture and Affected Series Supplements	35
6.2	Acceptance of Trusts	35
6.3	Separability Clause	35
6.4	Counterparts and Formal Date	35
6.5	Electronic Execution	35

SCHEDULE 1	2

THIS IS THE THIRD SUPPLEMENTAL INDENTURE DATED AS OF APRIL 16, 2025

BETWEEN:

ROGERS COMMUNICATIONS INC.,
a corporation organized under the laws of the Province of British Columbia (“RCI” or the “Issuer”), in its capacity as Issuer

- and –

ROGERS COMMUNICATIONS CANADA INC.,
a corporation organized under the laws of Canada (“RCCI”), in its capacity as Guarantor

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company under the laws of Canada, in its capacity as Indenture Trustee

WHEREAS Shaw Communications Inc. (“SCI”) and the Indenture Trustee entered into an amended and restated trust indenture dated as of November 5, 2010 (the “Original Indenture”);

AND WHEREAS, on April 3, 2023:

(i)	Rogers Communications Inc. acquired all of the issued and outstanding ownership interests of SCI (the “Shaw Acquisition”);

(ii)
following the Shaw Acquisition, SCI amalgamated with 1390818 B.C. Ltd. (the “Shaw Amalgamation”) and the continuing corporation resulting from the Shaw Amalgamation (such continuing corporation, “New SCI”) entered into the First Supplemental Indenture dated as of April 3, 2023 with the Indenture Trustee (the “First Supplemental Indenture”) pursuant to which New SCI expressly assumed the Issuer’s obligations for the due and punctual payment of principal of (premium, if any) and interest on all Debt Securities and the performance and observance of every covenant and agreement of the Original Indenture on the part of the Issuer to be performed (such payment obligations, covenants and agreements of the Issuer, collectively, the “Issuer Obligations”) and, as a result of the Shaw Amalgamation, became the “Issuer” under the Original Indenture;

(iii)
following the Shaw Amalgamation, New SCI amalgamated with Rogers Communications Inc. (the “Rogers Amalgamation”) and the continuing corporation resulting from the Rogers Amalgamation is RCI which entered into the Second Supplemental Indenture dated as of April 3, 2023 with the Indenture Trustee (the “Second Supplemental Indenture”) pursuant to which RCI expressly assumed the Issuer Obligations and, as a result of the Rogers Amalgamation, became the “Issuer” under the Original Indenture, as supplemented and amended by the First Supplemental Indenture and the Second Supplemental Indenture (as so supplemented and amended, the “Indenture”); and

(iv)
pursuant to the Shaw Acquisition, RCCI delivered to the Indenture Trustee a Deed of Guarantee dated as of April 3, 2023 (the “Deed of Guarantee”) in order to guarantee the due payment and performance to the Indenture Trustee, for and on behalf of the Holders and the Indenture Trustee, forthwith after demand, of all the obligations of the Issuer that arise under the Indenture or under the Debt Securities outstanding thereunder from time to time, including the Issuer’s obligation to pay (when due and payable as provided in the Indenture) the principal of (and premium, if any) and interest on the Debt Securities and all other amounts due or to become due under the Indenture or the Debt Securities, in each case according to the terms thereof and including any applicable grace periods (the “Original Guarantee”).

AND WHEREAS the Issuer has issued and outstanding under the Indenture six Series of Debt Securities, the Principal Terms of which were established by the applicable Series Supplement, each as between the Issuer and the Indenture Trustee, listed below:

(i)
the second amended and restated fourth series supplement to the Indenture dated as of February 17, 2011 establishing the principal terms of the $1,450,000,000 aggregate principal amount of a series of Debt Securities designated as 6.75% Senior Notes due 2039 (the “Fourth Series Supplement”);

(ii)
the ninth series supplement to the Indenture dated as of February 28, 2017 establishing the principal terms of the $300,000,000 aggregate principal amount of a series of Debt Securities designated as 3.80% Senior Notes due 2027 (the “Ninth Series Supplement”);

(iii)
the eleventh series supplement to the Indenture dated as of November 2, 2018 establishing the principal terms of the $500,000,000 aggregate principal amount of a series of Debt Securities designated as 4.40% Senior Notes due 2028 (the “Eleventh Series Supplement”);

(iv)
the twelfth series supplement to the Indenture dated as of December 9, 2019 establishing the principal terms of the $500,000,000 aggregate principal amount of a series of Debt Securities designated as 3.30% Senior Notes due 2029 (the “Twelfth Series Supplement”);

(v)
the thirteenth series supplement to the Indenture dated as of December 9, 2019 establishing the principal terms of the $300,000,000 aggregate principal amount of a series of Debt Securities designated as 4.25% Senior Notes due 2049 (the “Thirteenth Series Supplement”); and

(vi)
the fourteenth series supplement to the Indenture dated as of April 22, 2020 establishing the principal terms of the $500,000,000 aggregate principal amount of a series of Debt Securities designated as 2.90% Senior Notes due 2030 (the “Fourteenth Series Supplement”, and together with the Twelfth Series Supplement and the Thirteenth Series Supplement, collectively the “Recent Series Supplements”, and the Recent Series Supplements together with the Fourth Series Supplement, the Ninth Series Supplement and the Eleventh Series Supplement, collectively the “Affected Series Supplements”).

AND WHEREAS Section 12.2(2) of the Indenture provides that, subject to the receipt of the consent to Indenture Amendments by the Holders of all Series then Outstanding and which would be affected by such Indenture Amendments (considered as one class) (such Holders, the “Affected Holders”) by a Holder Direction from the Holders of all such Series (the “Requisite Consents”), the Indenture Trustee shall upon written request of the Issuer make, execute and deliver Indenture Amendments for any purpose that is not authorized by Section 12.2(1) of the Indenture; provided that no such Indenture Amendment shall amend the Indenture or a Series Supplement, as applicable, in the manner set out in Section 12.2(a) through (h) of the Indenture without a Special Holder Direction;

AND WHEREAS the Issuer has, pursuant to the Consent Solicitation Statement dated April 4, 2025 (the “Consent Solicitation Statement”), solicited consents from the Affected Holders with respect to the Indenture Amendments set forth in Article 2, Article 3, Article 4 and Article 5 of this Third Supplemental Indenture (collectively, the “Amendments”);

AND WHEREAS the Issuer has confirmed receipt of the Requisite Consents for the Amendments, and delivered to the Indenture Trustee a written request that it make, execute and deliver this Third Supplemental Indenture;

AND WHEREAS the Issuer has complied with all the conditions precedent provided for in the Indenture relating to this Third Supplemental Indenture;

AND WHEREAS RCCI is entering into this Third Supplemental Indenture with the Indenture Trustee in order to replace its Original Guarantee in respect of each Series affected by such Amendments with the Guarantee (as defined in in Section 4.1(a) of each Affected Series Supplement, as supplemented and amended by this Third Supplemental Indenture);

NOW THEREFORE THIS THIRD SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Incorporation of Indenture and Affected Series Supplements; Governing Law

(1)	This Third Supplemental Indenture is an Indenture Amendment within the meaning of Section 12.2 of the Indenture.

(2)
This Third Supplemental Indenture shall be effective and binding on RCI, RCCI, the Indenture Trustee and every Holder of the Notes heretofore or hereafter authenticated and delivered under this Third Supplemental Indenture, upon the date on which it is executed by RCI, RCCI and the Indenture Trustee; provided, however, that the Amendments shall become operative automatically on the date on which RCI pays to the Tabulation Agent (as defined in the Consent Solicitation Statement) the aggregate Consent Fees (as defined in the Consent Solicitation Statement) owed to consenting Affected Holders in accordance with the terms and conditions set forth in the Consent Solicitation Statement (the “Amendment Operative Date”). At all times on and after the Amendment Operative Date, the Indenture and each Affected Series Supplement, as applicable, shall be supplemented and amended in accordance herewith and deemed to be incorporated in, and made a part of, the Indenture and the applicable Affected Series Supplement for all purposes.

(3)
Each Affected Series Supplement (as its own Series Supplement and not collectively), as supplemented and amended by this Third Supplemental Indenture, shall be, together with the Indenture, as supplemented and amended by this Third Supplemental Indenture, read, taken and construed as one and the same instrument and each Affected Series Supplement (as its own Series Supplement and not collectively), as each has been supplemented and amended by this Third Supplemental Indenture.

(4)
The Indenture, as supplemented and amended by this Third Supplemental Indenture, shall have effect, so far as practicable, as if all the provisions of each Affected Series Supplement (as its own Series Supplement and not collectively), as each has been supplemented and amended by this Third Supplemental Indenture, and the Indenture, as supplemented and amended by this Third Supplemental Indenture, were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in such Province.

(5)
The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.2	Definitions

All capitalized terms defined in the Indenture or an Affected Series Supplement and used but not defined in this Third Supplemental Indenture shall have the meanings specified in the Indenture or the applicable Affected Series Supplement, as applicable, except to the extent such terms are expressly amended hereby.

1.3	Conflict Between Series Supplement and Indenture

If any term or provision contained in this Third Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Indenture or any Affected Series Supplement, as applicable, the terms and provisions of this Third Supplemental Indenture shall govern.

1.4	Indenture and Affected Series Supplements Remain in Full Force and Effect

Except as supplemented or amended hereby, all other provisions in the Indenture and the Affected Series Supplements, to the extent not inconsistent with the terms and provisions of this Third Supplemental Indenture, shall remain in full force and effect.

1.5	Amendments; Interpretation Provisions in Indenture

(1)
For purposes of the Amendments, text in bold font that is underlined is to be added to the existing text in the applicable provision of the Indenture or the applicable Affected Series Supplement referenced in such Article and text in red font that is struck out is to be deleted from to the existing text in the applicable provision of the Indenture or the applicable Affected Series Supplement referenced in such Article.

(2)
This Third Supplemental Indenture shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture as amended or supplemented by this Third Supplemental Indenture.

1.6	Effect of Headings

The headings in this Third Supplemental Indenture are for convenience only and shall not affect the construction or interpretation of this Third Supplemental Indenture. Unless otherwise expressly specified, references in this Third Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this Third Supplemental Indenture, and not the Indenture or any other document.

1.7	Benefits of the Supplemental Indenture; No Adverse Interpretation

Nothing in this Third Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Third Supplemental Indenture or in respect of the Notes.

This Third Supplemental Indenture and the Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer, any Guarantor (including RCCI) or their respective Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Third Supplemental Indenture or the Indenture.

1.8	Responsibility of Indenture Trustee

The recitals contained herein shall be taken as statements of the Issuer, and the Indenture Trustee assumes no responsibility for the correctness of such recitals. The Indenture Trustee makes no representation as to the validity or sufficiency of this Third Supplemental Indenture.

ARTICLE 2
AMENDMENTS TO THE INDENTURE

2.1	Amendments to Section 1.1

(1)
The following definitions contained in Section 1.1 of the Indenture are hereby removed in their entirety: “Affiliate”, “Attributable Value”, “Cable Properties”, “Cable Subsidiary”, “Cable Television System”, “Capital Lease Obligation”, “Capital Stock”, “Consolidated Net Tangible Assets”, “Debt”, “Disqualified Stock”, “Guarantee”, “Lien”, “Non‑Recourse Debt”, “Permitted Liens”, “Permitted Subsidiary Guarantee”, “Person”, “Preferred Stock”, “property”, “Purchase Money Obligations”, “Requirements of Law”, “Sale and Leaseback Transaction”, “Satellite DTH Business”, “Subsidiary”, “Voting Stock” and “Wholly‑Owned Subsidiary”.

(2)	Section 1.1 of the Indenture is hereby amended by adding the following definitions to Section 1.1 of the Indenture:

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other similar applicable Canadian federal or provincial law or similar applicable law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

“Bankruptcy Order” means any court order made in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

“Capital Lease Obligation” means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with Canadian GAAP, has been recorded as a capitalized lease. For greater certainty, notwithstanding the Issuer’s adoption of “IFRS 16, Leases”, lease liabilities with respect to leases that were classified as operating leases under prior accounting standards do not constitute “Capital Lease Obligations” as defined in this Indenture.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of this Indenture, including, without limitation, all Common Stock and Preferred Stock.

“Common Stock” means, with respect to any Person, any and all shares, interests and participations (however designated and whether voting or nonvoting) in such Person’s common equity, whether now outstanding or issued after the date of this Indenture, and includes, without limitation, all series and classes of such common stock.

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with Canadian GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Consolidation” means the consolidation of the accounts of the Restricted Subsidiaries with those of the Issuer, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of the Issuer, all in accordance with Canadian GAAP; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For purposes of clarification, it is understood that the accounts of the Issuer or any Restricted Subsidiary include the accounts of any partnership, the beneficial interests in which are controlled (in accordance with Canadian GAAP) by the Issuer or any such Restricted Subsidiary. The term “Consolidated” shall have a correlative meaning.

“Custodian” means any receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator, sequestrator or similar official under any Bankruptcy Law or any other person with like powers.

“Debt” means, with respect to any Person, without duplication and (except as provided in clause (ii) below) without regard to any interest component thereof (whether actual or imputed) that is not yet due and payable:

(i)	money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(ii)	the face amount of any drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada;

(iii)
all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with Canadian GAAP;

(iv)	all liabilities upon which interest charges are customarily paid by such Person;

(v)	shares of Disqualified Stock not held by the Issuer or a wholly‑owned Restricted Subsidiary;

(vi)	Capital Lease Obligations and Purchase Money Obligations, determined in each case in accordance with Canadian GAAP; and

(vii)
any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vi) above;

provided that “Debt” shall not include (A) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business, and (B) except as otherwise expressly provided herein, Inter-Company Subordinated Debt. For greater certainty, notwithstanding the Issuer’s adoption of “IFRS 16, Leases”, lease liabilities with respect to leases that were classified as operating leases under prior accounting standards do not constitute “Debt” as defined in this Indenture.

“Disqualified Stock” means, for any Series, any Capital Stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of such Series for cash or securities constituting Debt. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Excluded Assets” means (i) all assets of any Person other than the Issuer or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by the Issuer or a Restricted Subsidiary; (iii) any Investment by the Issuer or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by the Issuer or any Restricted Subsidiary from a Person other than the Issuer or a Restricted Subsidiary.

“Excluded Securities” means any Debt, Preferred Stock or Common Stock issued by the Issuer, or any Debt or Preferred Stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than the Issuer or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i)	in the case of Debt not owed to the Issuer or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(ii)	in the case of Debt, not be guaranteed by the Issuer or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt;

(iii)	in the case of Debt, not be secured by any assets or property of the Issuer or any Restricted Subsidiary;

(iv)
in the case of Debt or Preferred Stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v)
in the case of Debt or Preferred Stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the Stated Maturity for the principal of the Debt Securities or (y) the date on which all principal of premium, if any, and interest on the Debt Securities shall have been duly paid or provided for in full.

“Guarantor” means, in respect of any Series of Debt Securities, any Person that guarantees the payment and performance of obligations of the Issuer in respect of such Debt Securities, as specified in the Series Supplement in respect of such Debt Securities.

“Inter-Company Subordinated Debt” means, for any Series, all indebtedness of the Issuer or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities and under which payments by the Issuer or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to the Debt Securities in the manner and to the extent set forth in Exhibit A hereto and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference provisions substantially in the form of Exhibit A for the benefit of the Indenture Trustee and the Holders.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from the Issuer or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind of the Issuer or any of the Restricted Subsidiaries, real or personal, movable or immovable, now owned or hereafter acquired.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Permitted Liens” means any of the following Liens:

(i)
Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Issuer or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii)
the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by the Issuer, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of the Issuer and the Restricted Subsidiaries to operate the business or operations of the Issuer;

(iii)	Liens on Excluded Assets;

(iv)
pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v)
Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi)
Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii)	Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii)
minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix)
Liens in favor of Bell Canada (or any successor) under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of the Issuer or any Restricted Subsidiary and the lease by Bell Canada of such equipment to the Issuer or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect the Issuer and its Restricted Subsidiaries considered as a whole; and

(x)	any other Lien existing on the Series Issuance Date.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or any other entity.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or preference stock whether now outstanding or issued after the date of this Indenture, and includes, without limitation, all classes and series of preferred or preference stock.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by the Issuer or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to the Issuer or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of the Issuer as of such date of determination, other than any such property (i) which the Board of Directors determines is not of material importance to the Issuer and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of the Issuer and all its Subsidiaries does not exceed 50%.

“Purchase Money Obligations” means, with respect to any Person, obligations, other than Capital Lease Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“Rogers Entities” means the Issuer and its Affiliates.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by the Issuer or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of the Issuer as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of the Issuer and computed in accordance with Canadian GAAP.

“Subsidiary” means any firm, partnership, corporation or other legal entity in which the Issuer, the Issuer and one or more Subsidiaries or one or more Subsidiaries owns, directly or indirectly, a majority of Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if its is a corporation, or the right to make or control its management decisions, if it is some other Person.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with Canadian GAAP should be provided in connection with the business conducted by such Person.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary in accordance with the provisions of the applicable Series Supplement and (ii) any Subsidiary of an Unrestricted Subsidiary.

“Voting Shares” means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(3)	The Indenture is hereby amended by adding (as “Exhibit A” at the end of the Indenture) the schedule attached to this Third Supplemental Indenture as “Schedule 1”.

2.2	Amendments to Section 1.5

Section 1.5 of the Indenture is hereby amended as follows (stricken text in red font indicates language that is eliminated from the Indenture and underlined text in bold indicates language that is added to the Indenture):

“1.5          Governing Law.

This Indenture, each Series Supplement and each Debt Security shall be governed by and construed in accordance with the laws of the Province of ~~Alberta~~ Ontario and the federal laws of Canada applicable in such Province, and each of the Issuer, the Indenture Trustee and, by their acceptance of Debt Securities and the benefits of this Indenture and the related Series Supplement, the Holders from time to time submit to the non-exclusive jurisdiction of the courts of the Province of ~~Alberta~~ Ontario.”

2.3	Amendments to Section 5

(1)
Section 5.5 of the Indenture is hereby amended as follows (stricken text in red font indicates language that is eliminated from the Indenture and underlined text in bold indicates language that is added to the Indenture):

“Subject to Section 6.10 and Section 12.2(2) of the Indenture, ~~T~~the Issuer may omit in any particular instance to comply with any term, provision or covenant in ~~Section 5.2~~ the Indenture or any term, provision or covenant in any Series Supplement if before the time for such compliance, the Holders of Debt Securities of all affected Series at the time Outstanding provide a Holder Direction, pursuant to which they waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived and, until such waiver shall become effective, the obligations of the Issuer and the Indenture Trustee in respect of any such term, provision or condition shall remain in full force and affect.”

(2)	Section 5 of the Indenture is hereby amended by adding in its entirety the following new Section 5.6:

“5.6          Subordination Arrangements

(a)
The Issuer, on behalf of itself and of each Restricted Subsidiary to the extent any of them is an obligor or creditor under Inter-Company Subordinated Debt from time to time, agrees that (i) the payment of the principal of (and premium, if any), and interest on, any such Inter-Company Subordinated Debt is expressly subordinated, to the extent and in the manner set forth in Exhibit A hereto, in right of payment to the prior payment in full of all amounts from time to time owing to the Holders of the Debt Securities and (ii) all agreements or instruments evidencing Inter-Company Subordinated Debt shall provide an acknowledgment and agreement of such subordination by the relevant obligor and creditor in respect of such Inter-Company Subordinated Debt by including or incorporating therein provisions substantially in the form of Exhibit A hereto.

(b)
For greater certainty, notwithstanding the provisions of any Inter-Company Subordinated Debt, any provisions thereof as may be incorporated in any document or any other agreement pursuant to which the Indenture Trustee or the Holders are or may become entitled to receive from holders of subordinated indebtedness of the Issuer payments by way of turn-over (“subordination documents”), neither the Indenture Trustee nor the Holders shall collect, claim any right to collect, accept or receive any amounts (the “turnover amounts”), whether in cash, property or otherwise, pursuant to any subordination document unless a Default or Event of Default shall have occurred and be continuing. In the event that notwithstanding the provisions of this Section 5.6(b), the Holders or the Indenture Trustee shall receive or collect any turnover amounts, such turnover amounts shall be received and held in trust for and shall be paid over to such holders of subordinated indebtedness or the liquidating agent or other Person who shall have made such payment on their behalf under the subordination documents. Any such turnover amounts received by the Indenture Trustee or any Holder which the Indenture Trustee or such Holder is required to pay over to such holders of subordinated indebtedness or the liquidating agent or other Person who shall have made such payment on their behalf shall in no circumstances be deemed to be a payment on account of the Debt Securities.”

2.4	Amendments to Section 6.1

Sections 6.1 of the Indenture is hereby amended and restated in its entirety as follows:

“6.1	Events of Default.

An Event of Default with respect to a Series means any one of the following events (whatever the reason for such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgement, decree or order of any Governmental Authority):

(a)	Default in Payment of Principal or Premium. A default by the Issuer in making payment of principal of (or premium, if any, on) any Debt Securities of such Series at their Stated Maturity; or

(b)
Default in Other Payments. A default by the Issuer in making payment of any interest (including Additional Amounts) with respect to any Debt Securities of such Series when due and payable, and continuance of such default for a period of 30 days; or

(c)
Other Covenant Defaults. A default in the performance, or breach, of any covenant of the Issuer or of any Restricted Subsidiary in this Indenture that is applicable to such Series (other than a default in the performance, or breach, of a covenant which is specifically dealt with elsewhere in this Section), and continuance of such default or breach for a period of 60 days after there has been given to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such Series a written notice specifying such default or breach and stating that such notice is a “Notice of Default” hereunder; or

(d)
Cross Acceleration. (i) There shall have occurred one or more defaults of the Issuer or any Restricted Subsidiary in the payment of the principal of or premium on any indebtedness for money borrowed having an aggregate principal amount in excess of the greater of $100,000,000 and 3.5% of Shareholders’ Equity (or the equivalent amount in any other currency or currencies), when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (ii) there shall occur and be continuing any acceleration of the maturity of the principal amount of any indebtedness for money borrowed of the Issuer or any Restricted Subsidiary having an aggregate principal amount in excess of the greater of $100,000,000 and 3.5% of Shareholders’ Equity (or the equivalent amount in any other currency or currencies) and, in any case referred to in the foregoing clause (i), such Debt has not been paid or, in any case referred to in the foregoing clause (ii), such acceleration has not been rescinded or annulled, in each case within 10 days of such non-payment or acceleration; or

(e)
Judgment Default. Any judgments or orders aggregating in excess of the greater of $100,000,000 and 3.5% of Shareholders’ Equity (or the equivalent amount in any other currency or currencies) rendered against the Issuer or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

(f)	Voluntary Insolvency Actions. The Issuer or any Restricted Subsidiary pursuant to or under or within the meaning of any Bankruptcy Law:

(1)	commences a voluntary case or proceeding;

(2)	consents to the entry of a Bankruptcy Order in an involuntary case or proceeding or the commencement of any case against it;

(3)	consents to the appointment of a Custodian of it or for any substantial part of its property;

(4)	makes a general assignment for the benefit of its creditors or files a proposal or other scheme of arrangement involving the rescheduling or composition of its indebtedness;

(5)	files a petition in bankruptcy or an answer or consent seeking reorganization or relief; or

(6)	consents to the filing of such petition in bankruptcy or the appointment of or taking possession by a Custodian; or

(g)	Involuntary Insolvency Proceedings. A court of competent jurisdiction in any involuntary case or proceeding enters a Bankruptcy Order against the Issuer or any Restricted Subsidiary, and such Bankruptcy Order remains unstayed and in effect for 60 consecutive days; or

(h)
Custodian Appointment. A Custodian shall be appointed out of court with respect to the Issuer or any Restricted Subsidiary, or with respect to all or any substantial part of the property of the Issuer or any Restricted Subsidiary and, if the Issuer or such Restricted Subsidiary shall be contesting such appointment in good faith, such appointment continues for 90 consecutive days; or

(i)	Additional Events of Default in related Series Supplement. Any other events specified as Events of Default with respect to such Series in the related Series Supplement.”

2.5	Amendments to Section 6.2(1)

Section 6.2(1) of the Indenture is hereby amended and restated in its entirety as follows:

“(1)
If an Event of Default (other than an Event of Default specified in Section 6.1(f), 6.1(g) or 6.1(h)) occurs and is continuing with respect to any Series of Debt Securities, then and in every such case the Indenture Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such Series then Outstanding may declare the principal of all such Debt Securities to be due and payable immediately, by a notice in writing to the Issuer (and to the Indenture Trustee if given by Holders), and upon any such declaration such principal shall become immediately due and payable. If an Event of Default specified in Section 6.1(f), 6.1(g) or 6.1(h) occurs and is continuing with respect to a Series of Debt Securities, then the principal of all Debt Securities of such Series shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any Holder.”

2.6	Amendments to Section 6.12 and Section 7.1

References to “Cable Subsidiary of the Issuer” contained in Section 6.12 and Section 7.1 of the Indenture are hereby replaced with “Restricted Subsidiary”.

2.7	Amendments to Section 11.1(b)

Section 11.1(b) of the Indenture is hereby removed in its entirety.

2.8	Amendments to Section 13

(1)	Section 13.2 of the Indenture is hereby amended as follows (underlined text in bold indicates language that is added to the Indenture):

“13.2          Defeasance and Discharge

Upon the Issuer’s exercise under Section 13.1 of the option applicable to this Section 13.2, the Issuer (and, as applicable, any Guarantors) shall be discharged from its obligations with respect to all Outstanding Debt Securities of such one or more Series on the date the conditions set forth in Section 13.4 are satisfied (hereinafter, “Defeasance”). For this purpose, Defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 13.5 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Outstanding Debt Securities and this Indenture insofar as such Outstanding Debt Securities are concerned (and the Indenture Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Debt Securities to receive, solely from the trust fund described in Section 13.4 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any, on) and interest on such Outstanding Debt Securities when such payments are due, (B) the Issuer’s obligations with respect to such Outstanding Debt Securities under Sections 2.5, 2.12, 2.15, 5.1(b) and 5.1(c), (C) the rights, powers, trusts, duties and immunities of the Indenture Trustee hereunder, and (D) this Article Thirteen. Subject to compliance with this Section 13.2, the Issuer may exercise its option applicable under this Section 13.2 notwithstanding the prior exercise of its option applicable under Section 13.3.”

(2)	Section 13.3 of the Indenture is hereby amended as follows (underlined text in bold indicates language that is added to the Indenture):

“13.3          Covenant Defeasance

Upon the Issuer’s exercise under Section 13.1 of the option applicable to this Section 13.3, the Issuer (and, as applicable, any Guarantors) shall be released from its obligations under Sections 5.1(d), 5.2(a), 5.2(b), 5.2(c) and 11.1 and any and all additional or different covenants in the Series Supplement (unless otherwise indicated therein), in each case, with respect to the Outstanding Debt Securities of such one or more Series on and after the date the conditions set forth in Section 13.4 are satisfied (hereinafter, “Covenant Defeasance”), and such Debt Securities shall thereafter be deemed to be not “Outstanding” for the purposes of any direction, waiver, consent or declaration or of Holder Action (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, Covenant Defeasance means that, with respect to such Outstanding Debt Securities, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.1(c), but, except as specified above, the remainder of this Indenture and such Outstanding Debt Securities shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 13.1 of the option applicable to Section 13.3, none of Subsections 6.1(c) through (e) nor any additional or different Event of Default established in the applicable Series Supplement (unless otherwise specified therein) shall constitute Events of Default with respect to such Debt Securities.”

(3)
Section 13.4(b) of the Indenture is hereby amended as follows (stricken text indicates language that is eliminated from the Indenture and underlined text in bold indicates language that is added to the Indenture):

“(b)
No Default or Event of Default with respect to the Debt Securities of any Series shall have occurred and be continuing on the date of deposit under Subsection 13.4(a) or, insofar as Subsections ~~(e)~~ (f), (g) and ~~(f)~~ (h) of Section 6.1 hereof are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).”

ARTICLE 3
AMENDMENTS TO THE RECENT SERIES SUPPLEMENTS

3.1	Amendments to Section 1.2(1)

Section 1.2(1) of each Recent Series Supplement is hereby amended and restated in its entirety as follows:

“(1)	Subject to Section 1.2(3), all terms defined in the Indenture and used but not defined in this Series Supplement shall have the meanings specified in the Indenture.”

ARTICLE 4
AMENDMENTS TO THE AFFECTED SERIES SUPPLEMENTS

4.1	Amendments to Section 1.1

Reference to the Province of Alberta in the first paragraph of Section 1.1 of each Affected Series Supplement is hereby replaced with reference to the Province of Ontario.

4.2	Amendments to Section 1.2(2)

(1)
The following definitions contained in Section 1.2(2) of each Affected Series Supplement are hereby removed in their entirety: “Change of Control”, “DBRS”, “Investment Grade Rating”, “Moody’s”, “NI 41-101”, “Rating Date”, “Rating Event”, “S&P”, “Shaw Family Group”, “Specified Rating Agencies”.

(2)
Section 1.2(2) of each Affected Series Supplement is hereby amended by adding the following definitions to Section 1.2(2) of each Affected Series Supplement (and, for greater certainty, where applicable, any definition removed by Section 4.2(1) of this Third Supplemental Indenture that has a corresponding definition contained in this Section 4.2(2) shall hereby be replaced in its entirety):

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Board of Directors” means either the board of directors of the Issuer or (except, for the avoidance of doubt, for purposes of clause (ii) in the definition of Change of Control) any duly authorized committee of such board.

“Change of Control” means, (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Issuer) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 of the United States Securities Exchange Act of 1934, as amended and as in force at the date hereof), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of the Issuer or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Issuer) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more persons referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, any Person designated by the trustees of such Qualifying Trust to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors; provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clause (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Disqualified Stock” means any Capital Stock of the Issuer or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Stated Maturity of the Notes for cash or securities constituting Debt; provided that shares of Preferred Stock of the Issuer or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change of control offer to be made for such shares in the event of a change of control of the Issuer or of such Restricted Subsidiary, which provisions have substantially the same effect as the relevant provisions of Section 2.8 herein, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Exempted Secured Debt” means any Debt secured by any Lien or any conditional sale or other title retention agreement: (i) incurred or entered into on or after the Series Issuance Date to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of the Issuer’s Consolidated Net Tangible Assets at any time outstanding; (ii) on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt; (iii) owing to the Issuer or any other Restricted Subsidiary; or (iv) existing at the time a corporation or other Person becomes a Restricted Subsidiary.

“Existing Notes” means any of the 2.95% Senior Notes due 2025, 3.10% Senior Notes due 2025, 3.625% Senior Notes due 2025, 2.90% Senior Notes due 2026, 5.65% Senior Notes due 2026, 3.20% Senior Notes due 2027, 3.80% Senior Notes due 2027, 3.65% Senior Notes due 2027, 5.70% Senior Notes due 2028, 4.40% Senior Notes due 2028, 3.75% Senior Notes due 2029, 3.25% Senior Notes due 2029, 3.30% Senior Notes due 2029, 5.00% Senior Notes due 2029, 2.90% Senior Notes due 2030, 5.80% Senior Notes due 2030, 3.80% Senior Notes due 2032, 4.25% Senior Notes due 2032, 8.75% Senior Debentures due 2032, 5.90% Senior Notes due 2033, 5.30% Senior Notes due 2034, 7.50% Senior Notes due 2038, 6.75% Senior Notes due 2039, 6.68% Senior Notes due 2039, 6.11% Senior Notes due 2040, 6.56% Senior Notes due 2041, 4.50% Senior Notes due 2042, 4.50% Senior Notes due 2043, 5.45% Senior Notes due 2043, 5.00% Senior Notes due 2044, 4.30% Senior Notes due 2048, 4.35% Senior Notes due 2049, 3.70% Senior Notes due 2049, 4.25% Senior Notes due 2049, 4.55% Senior Notes due 2052 or 5.25% Senior Notes due 2052 in each case for which the Company is a co-obligor or obligor, as applicable.

“Family Percentage Holding” means the aggregate percentage of the securities held by a Qualifying Trust representing, directly or indirectly, an interest in voting securities or rights to control or direct the voting securities of the Issuer, that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favor of any of the Qualified Persons such trust or power shall be deemed to have been exercised in favor of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualifying Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualifying Trust, the person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only person beneficially interested in the Qualifying Trust in respect of such interest but in the case where the interest is so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favor of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favor of persons described in clause (i) of the definition of “Member of the Rogers Family”, such discretionary trust or power shall be deemed to have been so exercised in favor of Qualified Persons until it has in fact been exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

“Fitch” means Fitch Ratings, Inc. or any successor rating agency.

“Guarantor” means (i) RCCI unless and until the Guarantee is released in accordance with its terms and (ii) any other Person that provides a guarantee in respect of any of the Issuer’s obligations in respect of the Notes, pursuant to a supplemental indenture or otherwise unless and until such guarantee is released in accordance with its terms.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by Fitch.

“Member of the Rogers Family” means (i) such of the following persons as are living at the Series Issuance Date or are born after the Series Issuance Date and before the Perpetuity Date: (a) the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being hereinafter referred to as “Edward S. Rogers”); (b) the issue of Edward S. Rogers; (c) Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, and the issue of Ann Taylor Graham Calderisi; (d) individuals adopted by Edward S. Rogers or any of the persons described in subclauses (a) or (b) of this clause (i), provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals; provided that if any person is born out of wedlock he shall be deemed not to be the issue of another person for the purposes hereof unless and until he is proven or acknowledged to be the issue of such person and; (ii) the trustees of any Qualifying Trust, but only to the extent of such Qualifying Trust’s Family Percentage Holding of voting securities or rights to control or direct the voting securities of the Issuer at the time of the determination.

“Moody’s” means Moody’s Investors Service, Inc. or any successor rating agency.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“Permitted Residuary Beneficiary” means any person who is a beneficiary of a Qualifying Trust and, under the terms of the Qualifying Trust, is entitled to distributions out of the capital of such Qualifying Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualifying Trust.

“Perpetuity Date” means the date that is 21 years, less one day, from the date of the death of the last survivor of the individuals described in subclause (i)(a), (b), (c) or (d) of the definition of “Member of the Rogers Family”, who are living at the Series Issuance Date .

“Qualifying Trust” means a trust (whether testamentary or inter vivos) any beneficiary of which is a person referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, provided that such Spouse is living at the Series Issuance Date or is born after the Series Issuance Date and before the Perpetuity Date (all such persons being hereafter referred to as “Qualified Persons”).

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the intention of the Issuer to effect a Change of Control.

“Rating Event” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by the Issuer to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the Notes are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“RCCI” means Rogers Communications Canada Inc., a corporation organized under the laws of Canada.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor rating agency.

“Secured Debt” means:

(i)
Debt of the Issuer or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of the Issuer under the Notes); or

(ii)	any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Exempted Secured Debt.

“SEDAR+” means SEDAR+, the successor system to the Canadian securities administrators’ System for Electronic Document Analysis and Retrieval, and any further successor system of the Canadian securities administrators for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format.

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

4.3	Amendments to Section 2

(1)	Section 2 of each Affected Series Supplement is hereby amended by adding in its entirety the following new Section 2.13:

“2.13	Provision of Financial Information

For so long as any Notes remain Outstanding, the Issuer shall deliver to the Indenture Trustee (i) within 120 days after the end of each fiscal year ended after the Series Issuance Date, audited consolidated financial statements of the Issuer for such fiscal year, and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year after the Series Issuance Date, unaudited interim consolidated financial statements of the Issuer for the interim period as at, and for the interim period ending on, the end of such fiscal quarter. The Issuer shall be deemed to have delivered financial statements in compliance with its obligations under this Section 2.13, and need not otherwise deliver such financial statements to the Indenture Trustee, if such financial statements are made publicly available on SEDAR+ within the prescribed time. Notwithstanding the foregoing, it shall not be the responsibility of the Indenture Trustee to monitor postings of the Issuer on SEDAR+, it being understood that, due to the public availability of the information contained on SEDAR+, any Person, including without limitation any Holder, may obtain the aforementioned financial statements directly from SEDAR+.

The obligations of the Issuer set forth in the preceding paragraph of this Section 2.13 will be deemed satisfied if any parent entity of the Issuer has delivered to the Indenture Trustee (including by making such financial statements publicly available on SEDAR+) the consolidated financial statements required in the preceding paragraph of this Section 2.13, that would otherwise be required to be provided in respect of the Issuer, with respect to such parent entity; provided that such obligations will only be deemed to be satisfied if, and for so long as, such parent entity furnishes to the Indenture Trustee (either in or with a copy of such financial statements) “summary financial information” as defined in section 13.4 of NI 51-102 (or substantially equivalent financial information provided for in any successor provision thereto in NI 51-102 or any successor instrument) for the parent entity for the periods covered by such financial statements with a separate column for (i) the parent entity, (ii) the Issuer, (iii) all Guarantors (on a combined basis), (iv) any other subsidiaries of the parent entity (on a combined basis), (v) consolidating adjustments and (vi) total consolidated amounts.

It is hereby acknowledged and agreed that Section 5.1(e) of the Indenture does not apply to this Series Supplement and the Notes. For greater certainty, with respect to the Notes and this Series Supplement, this Section 2.13 replaces, in its entirety, Section 5.1(e) of the Indenture.”

(2)	Section 2 of each Affected Series Supplement is hereby amended by adding in its entirety the following new Section 2.14:

“2.14          Negative Covenants

(a)	Limitation on Secured Debt.

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as the Issuer secures, or causes such Restricted Subsidiary to secure, the Notes equally and ratably with (or prior to) such Secured Debt. However, any of the Issuer or its Restricted Subsidiaries may incur Secured Debt without securing the Notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of the Issuer’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the Notes and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure the Notes under this Section 2.14(a) shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure the Notes under this Section 2.14(a).

(b)	Limitation on Sale and Leaseback Transactions.

The Issuer will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (i) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by the Issuer or a Restricted Subsidiary on or after the Series Issuance Date (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the Series Issuance Date) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the Notes, would not exceed 15% of the Issuer’s Consolidated Net Tangible Assets or (ii) an amount, equal to the greater of the net proceeds to the Issuer or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of the Issuer or a Restricted Subsidiary. However, Debt which is subordinate to the Notes or which is owed to the Issuer or a Restricted Subsidiary may not be retired in satisfaction of clause (ii) above.

(c)	Limitation on Restricted Subsidiary Debt.

The Issuer will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the Notes are secured equally and ratably with (or prior to) such Debt), unless (i) the obligations of the Issuer under the Notes are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the Holders of the Notes under such guarantee ranks prior to or pari passu with such Debt or (ii) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt of all Restricted Subsidiaries (other than Exempted Secured Debt and, for the avoidance of doubt, any Debt permitted by clause (i) above), (y) the then outstanding aggregate principal amount of Secured Debt of the Issuer (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

(d)	Restricted Subsidiaries.

(i)
The Board of Directors of the Issuer may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or the Issuer or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (a) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (b) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of the Issuer’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this Section 2.14(d), (1) the Issuer’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets.

(ii)
The Board of Directors of the Issuer may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

(iii)
Nothing in this Section 2.14(d) shall restrict or limit the Issuer or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

(e)	Replacement of Negative Covenants.

It is hereby acknowledged and agreed that the entirety of Section 5.2 of the Indenture does not apply to this Series Supplement and the Notes. For greater certainty, with respect to the Notes and this Series Supplement, this Section 2.14 replaces, in its entirety, Section 5.2 of the Indenture.”

(3)	Section 2 of each Affected Series Supplement is hereby amended by adding in its entirety the following new Section 2.15:

“2.15          Subsidiary Equity Investment

For greater certainty, and notwithstanding anything to the contrary set forth in the Indenture, this Series Supplement or the Notes, the Subsidiary Equity Investment (i) is not, and shall not be, subject to (and, accordingly, will not be prohibited by) any of the covenants in Section 2.14(a) (Limitation on Secured Debt), Section 2.14(b) (Limitation on Sale and Leaseback Transactions), Section 2.14(c) (Limitation on Restricted Subsidiary Debt), Section 2.14(d) (Restricted Subsidiaries) or Section 4.3 (Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease) of this Series Supplement or in Article Eleven of the Indenture (Amalgamation, Consolidation, Conveyance, Transfer or Lease) (collectively, the “Negative Covenants”), (ii) does not, and shall not, reduce or deplete the capacity or amount available under any exception to any of the Negative Covenants, and (iii) does not, and shall not, constitute a Default or Event of Default under the Indenture, this Series Supplement or the Notes.

For purposes hereof, “Subsidiary Equity Investment” means the entry into, consummation, creation,  assumption, incurrence, guarantee, existence, ongoing administration and performance of any or all of the transactions and obligations contemplated by any or all of (i) the Subscription Agreement, dated as of April 4, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc., Backhaul Network Services Inc. and Maple Connect Issuer LP (the “Subscription Agreement”) and (ii) the Company USA, the Contribution Agreement, the Management Services Agreement, the Backhaul Services Agreement, the IRU Agreement and the RCI Demand Promissory Notes (in each case as defined in the Subscription Agreement), in the case of clauses (i) and (ii), as the same may be amended, supplemented, waived or otherwise modified from time to time.”

(4)	Section 2 of each Affected Series Supplement is hereby amended by adding in its entirety the following new Section 2.16:

“2.16          Notes to be Secured in Certain Events

If, upon any consolidation or amalgamation of the Issuer or RCCI, as applicable, with or merger of the Issuer or RCCI, as applicable, into any other Person, or upon any conveyance, transfer, lease or disposition of the properties and assets of the Issuer or RCCI, as applicable, substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions), in each case in accordance with Section 11.1 of the Indenture, in the case of the Issuer, or Section 4.3 of this Series Supplement, in the case of RCCI, any property or asset of the Company or of any Subsidiary, would thereupon become subject to any Lien, then, unless such Lien could be created pursuant to Section 2.14(a) of this Series Supplement without equally and ratably securing the Notes, the Issuer or RCCI, as applicable, prior to or simultaneously with such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition, will, as to such property or asset, secure the Notes Outstanding hereunder (together with, if the Issuer or RCCI shall so determine, any other Debt of the Issuer or RCCI now existing or hereafter created which is not subordinate to the Notes) equally and ratably with (or prior to) the Debt which upon such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition is to become secured as to such property or asset by such Lien, or will cause such Notes to be so secured.”

ARTICLE 5
GUARANTEE

5.1	New Article 4 to each Affected Series Supplement

Each Affected Series Supplement is hereby amended by adding in its entirety the following new Article 4:

ARTICLE 4
GUARANTEE

4.1          Guarantee

(a)
RCCI hereby fully and unconditionally guarantees (the “Guarantee”) due payment and performance to the Indenture Trustee, for and on behalf of the Holders, forthwith after demand, of all the obligations of the Issuer under this Series Supplement or under the Notes to pay the principal of (and premium, if any) and interest on the Notes when due and payable at Stated Maturity, and all other amounts due or to become due under or in connection with this Series Supplement, the Notes and the performance of all other obligations to the Indenture Trustee (including all amounts due to the Indenture Trustee under Article Eight of the Indenture) and the Holders of the Notes which obligations arise under this Series Supplement and the Notes, according to the terms hereof and thereof, including any applicable grace periods (the “Guaranteed

Obligations”). The Guarantee shall be an unsecured, unsubordinated obligation of RCCI ranking pari passu with other present and future unsecured, unsubordinated obligations of RCCI.

(b)
RCCI agrees that, without obtaining the consent of or giving notice to RCCI, the Indenture Trustee may vary this Series Supplement or the Indenture, as provided herein and therein, grant extensions of time or other indulgences, take and give up securities, grant releases and discharges and otherwise deal with the Issuer and other parties as the Indenture Trustee may see fit and may apply all monies received from the Issuer or others or from securities upon such part of the Issuer’s liability as the Indenture Trustee may think best without prejudice to or in any way limiting or lessening the liability of RCCI under this Series Supplement.

(c)
The Guarantee shall be a continuing guarantee of all the Guaranteed Obligations and shall apply to any ultimate balance due or remaining unpaid to the Holders of the Notes. The Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money which may at any time be or become owing or due or remain unpaid to the Holders of the Notes.

(d)
The Guarantee shall not be discharged or otherwise affected by any change in the name, objects, businesses, assets, capital structure or constitution of the Issuer or RCCI, or by any merger or amalgamation of the Issuer or RCCI with any Person or Persons, except as otherwise provided in this Series Supplement or the applicable provisions of the Indenture. In the case of the Issuer being amalgamated with another corporation, the Guarantee shall apply to the liabilities of the resulting corporation, and the term “Issuer” shall include each such resulting corporation.

(e)
All monies, advances, renewals and credits in fact borrowed or obtained by the Issuer under this Series Supplement shall be deemed to form part of the liabilities hereby guaranteed notwithstanding any limitation of status or of power of the Issuer or of the directors or agents thereof or that the Issuer may not be a legal entity or any irregularity, defect or informality in the borrowing or obtaining of such monies, advances, renewals or credits.

(f)
The obligations of RCCI hereunder are and shall be absolute and unconditional and any moneys or amounts expressed to be owing or payable by RCCI hereunder which may not be recoverable from RCCI on the basis of a guarantee or as surety shall be recoverable from RCCI as a primary obligor and principal debtor in respect thereof.

(g)
The Indenture Trustee shall not be bound to exhaust its recourse against the Issuer or other parties before being entitled to demand payment from or performance by RCCI and enforce its rights under this Series Supplement.

(h)
Any account settled or stated by or between the Indenture Trustee and the Issuer in relation to this Series Supplement shall be accepted by RCCI as conclusive evidence that the balance or amount thereby appearing due by the Issuer to the Indenture Trustee is so due.

(i)
RCCI shall make payment to the Indenture Trustee of the amount of the liability of RCCI forthwith after demand therefor is made in writing during the continuance of any Event of Default and such demand shall be conclusively deemed to have been effectually made when delivered in accordance with the notice provisions set forth herein and the liability of RCCI shall bear interest from the date of such demand at the rate borne by the Notes, such interest to be calculated monthly based on the number of days elapsed and to be deemed payable on the first Business Day of a month in respect of the immediately preceding month or upon demand, whichever is earlier.

(j)
All amounts payable by RCCI under this Series Supplement shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever unless and to the extent that RCCI shall be prohibited by law from doing so, in which case RCCI shall, only to the extent such a similar requirement is imposed on the Issuer pursuant to this Series Supplement, pay to the Indenture Trustee such additional amount as shall be necessary to ensure that the Indenture Trustee receives the full amount it would have received if no such deduction or withholding had been made.

(k)
RCCI acknowledges that, in any suit, action or proceeding arising out of or relating to the Notes, the Guarantee or this Series Supplement, it irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario. In addition, to the extent that RCCI has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

4.2          Release of Guarantor

(a)
In addition to the release provisions set forth in the Indenture (subject to Section 4.2(d) hereof), RCCI shall be released and relieved from all of its obligations under this Article Four, and the Guarantee shall be terminated and be of no further force or effect, upon the request of the Issuer (without the consent of the Indenture Trustee) if, immediately after giving effect to such release and termination (and, if applicable, any transaction in connection therewith, including any other concurrent release, termination, repayment or discharge of any other guarantee or other Debt of RCCI), the Issuer would be in compliance with Section 2.14(c) hereof, including in the event of a sale or other transaction as a result of which RCCI would cease to be a Subsidiary.

(b)
In order to effect the release and termination provided for in Section 4.2(a), the Issuer shall furnish to the Indenture Trustee a Certificate of the Issuer stating that, immediately after giving effect to such release and termination (as well as any concurrent release, termination, repayment or discharge of any other guarantee or other Debt of RCCI), the Company will be in compliance with Section 2.14(c) hereof. In the event that the release and termination is in connection with a sale or other transaction as a result of which RCCI would cease to be a Subsidiary, pro forma effect shall be given to such transaction (including the application of any proceeds therefrom) in determining the Issuer’s compliance with Section 2.14(c) and, accordingly, the amount of Debt subject to the Guarantee and any other Debt of RCCI shall be excluded from any calculation thereunder. Notwithstanding any provision to the contrary in the Indenture or this Series Supplement, no opinion, report or certificate, other than the Certificate of the Issuer provided for in this Section 4.2(b), need be furnished to the Indenture Trustee for such release and termination. After its receipt of the aforementioned Certificate of the Issuer, the Indenture Trustee shall execute any documents reasonably requested by either the Issuer or RCCI in order to evidence the release of RCCI from its obligations under the Guarantee under this Article Four.

(c)
No supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Note, release RCCI from any of its obligations under Section 4.1 hereof, other than in accordance with the provisions of this Section 4.2 or the other release provisions set forth in the Indenture, or amend or modify the release provisions of this Section 4.2.

(d)
Notwithstanding the release provisions of Section 4.2(a) hereof, RCCI shall not be released from its obligations under this Article Four and the Guarantee will not be terminated if, immediately after such release and termination (and, if applicable, after giving effect to any transaction to occur concurrently therewith), RCCI remains a co-obligor with or a guarantor for, as applicable, the obligations of the Issuer under any Existing Note.

(e)
Notwithstanding the release provisions of this Section 4.2, any Person added as a Guarantor at the option of the Issuer pursuant to Section 2.2(u) of the Indenture may be released at the option of the Issuer at any time upon such conditions as may be specified in the supplement to this Series Supplement pursuant to which such added Guarantor provided its Guarantee. No opinion, report or certificate need be furnished to the Indenture Trustee for a release and termination pursuant to this Section 4.2(e) other than, where the Indenture or this Series Supplement has been amended to add the guarantee of such Guarantor, the Certificate of the Issuer provided for in Section 4.2(b) hereof. Nothing in this Section 4.2(e) shall modify or amend the release provisions applicable to RCCI pursuant to clauses (a) to (d) of this Section 4.2.

4.3          Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease

(a)
Unless RCCI has been released, or in connection with such transaction will be released, from its obligations under the Guarantee in accordance with the provisions of Section 4.2 hereof or any other release provision set forth in the Indenture, RCCI shall not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless:

(i)
immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of RCCI or a Subsidiary of RCCI in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(ii)
either (x) RCCI shall be the continuing Person or (y) the Person (if other than RCCI) formed by such amalgamation or consolidation or into which RCCI is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCCI substantially as an entirety (the “Successor Guarantor”) shall, unless the Successor Guarantor is the Issuer, (A) be a corporation, company, partnership or trust organized and validly existing under the federal laws of Canada or any Province thereof or the laws of the United States of America or any State thereof or the District of Columbia and (B) expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, all of the obligations of RCCI under the Guarantee (provided, however, that the Successor Guarantor shall not be required to execute and deliver such a supplemental indenture in the event of an amalgamation of RCCI with one or more other Persons, in which the amalgamation is governed by the laws of Canada or any province thereof, the Successor Guarantor and RCCI are, immediately prior to such amalgamation, organized and existing under the laws of Canada or any province thereof and upon the effectiveness of such amalgamation, the Successor Guarantor shall have become or shall continue to be (as the case may be), by operation of law, liable for the observance of all obligations of RCCI under the Guarantee); and

(iii)
RCCI, the Issuer or the Successor Guarantor, as applicable, shall have delivered to the Indenture Trustee a Certificate of the Issuer and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition and, if a supplemental indenture is required in connection with such transaction (or series of transactions), such supplemental indenture, comply with this Section 4.3(a) and that all conditions precedent herein provided for relating to such transaction have been satisfied.

(b)
Upon any amalgamation, consolidation or merger, or any conveyance, transfer, lease or other disposition of the properties and assets of RCCI substantially as an entirety in accordance with Section 4.3(a) hereof, the Successor Guarantor shall succeed to, and be substituted for, and may exercise every right and power of, RCCI under this Series Supplement and the Indenture with the same effect as if such Successor Guarantor had been named as RCCI herein; and thereafter, except in the case of a lease, RCCI shall be released and relieved from all of its obligations under this Article Four, and the Guarantee shall be terminated and be of no further force or effect.”

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1	Confirmation of Indenture and Affected Series Supplements

The Indenture and each Affected Series Supplement, as each is amended and supplemented by this Third Supplemental Indenture, is in all respects confirmed.

6.2	Acceptance of Trusts

The Indenture Trustee hereby accepts the trusts in this Third Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture and the Affected Series Supplements.

6.3	Separability Clause

In case any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.4	Counterparts and Formal Date

This Third Supplemental Indenture may be executed and delivered in any number of counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Third Supplemental Indenture.

6.5	Electronic Execution

Delivery of an executed signature page to this Third Supplemental Indenture by any party by electronic transmission, including through DocuSign and similar applications, will be as effective as delivery of a manually executed copy of this Third Supplemental Indenture by such party.

(The remainder of this page is intentionally left blank; signature page follows.)

IN WITNESS OF WHICH RCI, as the Issuer, RCCI, as Guarantor, and the Indenture Trustee have caused this Third Supplemental Indenture to be duly executed by their duly authorized officers as of the date specified on the first page of this Third Supplemental Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA				ROGERS COMMUNICATIONS INC.
By:	“Sue-Anne Wong”		By:	[REDACTED]
	Name:	Sue-Anne Wong		Name:	[REDACTED]
	Title:	Corporate Trust Officer		Title:	[REDACTED]

By:	“Corentin Leverrier”		By:	[REDACTED]
	Name:	Corentin Leverrier		Name:	[REDACTED]
	Title:	Manager, Corporate Trust		Title:	[REDACTED]

ROGERS COMMUNICATIONS CANADA INC.
By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

SCHEDULE 1

“Exhibit A

PROVISIONS FOR INTER-COMPANY SUBORDINATED DEBT

1.
Terms defined in this Indenture to which this Exhibit is attached and used herein have the meanings attributed to such terms in this Indenture. As used herein, the term “Relevant Obligor” means the Obligor creating, incurring, assuming or suffering to exist any Inter-Company Subordinated Debt. The term “Obligor” means any of the Issuer and any Restricted Subsidiary.

2.
The indebtedness evidenced by this agreement shall constitute Inter-Company Subordinated Debt and the Relevant Obligor and the relevant creditor who is owed such indebtedness (the “Relevant Creditor”) agree that the payment of the principal of (and premium, if any), and interest on such indebtedness is expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all amounts from time to time owing to the Holders of the Securities (which amounts are hereinafter called “Senior Indebtedness”).

3.
For purposes hereof, the words “cash, property or securities” shall not be deemed to include securities of the Relevant Obligor or any other Person provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the extent provided herein with respect to the indebtedness owing to the Relevant Creditor, to the payment of all Senior Indebtedness which may at the time be outstanding; provided, however, that (i) all Senior Indebtedness is assumed by the new Person, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the Holders of the Debt Securities are not, without the consent of the Holders of the Debt Securities, altered by such reorganization or readjustment.

4.
Upon any distribution of assets of the Relevant Obligor or upon any dissolution, winding up, arrangement, liquidation, reorganization, bankruptcy, insolvency or receivership or similar proceeding relating to the Relevant Obligor or its property or other marshalling of assets of the Relevant Obligor:

(a)
the Holders of the Debt Securities shall first be entitled to receive payment in full of all Senior Indebtedness including, without limitation, the principal thereof and premium, if any, and the interest due thereon, before the Relevant Creditor is entitled to receive any payment of the principal of and premium, if any, and interest on any Debt owing to it; and

(b)
any payment or distribution of assets of the Relevant Obligor of any kind or character, whether in cash, property or securities, to which the Relevant Creditor would be entitled except for the provisions hereof shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the Holders of the Debt Securities to the extent necessary to pay in full all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the Holders of the Debt Securities in respect of such Senior Indebtedness; and

(c)
in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Relevant Obligor of any kind or character, whether in cash, property or securities, shall be received by the Relevant Creditor before all Senior Indebtedness is paid in full, such payment or distribution shall be held in trust for the benefit of and shall be paid over to the Holders of the Debt Securities for application to the payment of all Senior Indebtedness remaining unpaid until all Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the Holders of the Debt Securities in respect of such Senior Indebtedness.

5.
Upon any payment or distribution of assets of the Relevant Obligor referred to in this agreement or instrument, the Relevant Creditor shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 4 above are pending, (ii) upon a certificate of the liquidating trustee or agent or other person in such proceedings making such payment or distribution to the Relevant Creditor or its representative, if any, or (iii) upon a certificate of the Indenture Trustee or any representative (if any) of the Holders of the Debt Securities for the purpose of ascertaining the identity of the Holders of the Debt Securities and the Indenture Trustee, the holders of other senior debt of the Relevant Obligor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to the subordination contemplated by this agreement or instrument.

6.
Nothing contained herein is intended to or shall impair, as between the Relevant Obligor and its creditors (other than the Holders of the Debt Securities as regards the Senior Indebtedness and the Relevant Creditor) the obligation of the Relevant Obligor, which is unconditional and absolute, to pay to the Relevant Creditor the principal of and premium, if any, and interest on the Debt owing to the Relevant Creditor as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Relevant Creditor and creditors of the Relevant Obligor other than the Holders of the Debt Securities as regards the Senior Indebtedness, nor shall anything herein or therein prevent the Relevant Creditor from exercising all remedies otherwise permitted by applicable law upon default with respect to the Debt owing to the Relevant Creditor subject to the rights, if any, herein of the Holders of the Debt Securities as regards the Senior Indebtedness in respect of cash, property or securities of the Relevant Obligor received upon the exercise of any such remedy.

7.
Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter provided, all principal of and premium, if any, and interest on all such matured Senior Indebtedness shall first be paid in full or shall have first been duly provided for before any payment on account of principal of or premium, if any, or interest owing to the Relevant Creditor is made.

8.
Upon the happening of an Event of Default with respect to any Senior Indebtedness permitting the Holders of the Debt Securities (or any of them) to accelerate the maturity of the Senior Indebtedness then, unless and until such Event of Default shall have been cured or waived or shall have ceased to exist, no payment (including, without limitation, by purchase of the Debt owing to the Relevant Creditor or otherwise) shall be made by the Relevant Obligor with respect to the principal of or premium, if any, or interest on the Debt owing to the Relevant Creditor. In the event that, notwithstanding the foregoing, the Relevant Obligor shall make any payment of principal of or premium, if any, or interest on the Debt owing to the Relevant Creditor after the happening of such an Event of Default, then, except as hereinafter otherwise provided, unless and until such Event of Default shall have been cured or waived or have ceased to exist, such payment shall be held in trust for the benefit of and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to the Holders of the Debt Securities and applied to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full.

9.	The fact that any payment to the Relevant Creditor is prohibited hereby shall not prevent the failure to make such payment from being an event of default as regards such Relevant Creditor.

10.	Nothing contained herein or in any agreement, indenture or other instrument in respect of the Debt owing to the Relevant Creditor shall, subject to Sections 7 and 8 above:

(a)
prevent the Relevant Obligor at any time from making payments at any time of the principal of and premium, if any, or interest to the Relevant Creditor on account of Inter-Company Subordinated Debt unless:

(i)
Such payment is proposed to be made on or after the date upon which any Event of Default or any of the events described in Section 4 above has occurred in circumstances where notice of such proposed payment shall have been given by the Relevant Creditor or the Issuer to the Indenture Trustee prior to the happening of such Event of Default or other event; or

(ii)
such payment would otherwise occur while any proceedings in respect of the dissolution, arrangement, winding up, liquidation, reorganization, bankruptcy, insolvency or receivership of the Relevant Obligor are pending; or

(b)
prevent the Relevant Obligor from applying to the retirement of any Inter-Company Subordinated Debt the proceeds of a substantially concurrent issue of other Inter-Company Subordinated Debt or of shares of any class of the Relevant Obligor; or

(c)
except in circumstances to which clauses (a)(i) or (ii) are applicable, require the Relevant Creditor to pay to the Indenture Trustee or the Holders of the Debt Securities, or to repay to the Relevant Obligor, any amount so paid.

11.
Unless and until written notice shall be given to the Relevant Creditor by or on behalf of any Holder or any representative or representatives of any Holder, including by the Indenture Trustee (it being understood that nothing herein shall create any obligation on the part of the Indenture Trustee to give any such notice), or by the Issuer, in each case notifying the Relevant Creditor of the happening of an Event of Default with respect to the Senior Indebtedness or of the existence of any other facts which would result in the making of any payment with respect to the Debt owing to the Relevant Creditor in contravention of the provisions hereof, the Relevant Creditor shall be entitled to assume that no such Event of Default has occurred or that no such facts exist; and, with respect to any monies which may at any time be received by the Relevant Creditor in trust pursuant to any provisions hereof prior to the receipt by it of such written notice, nothing herein shall prevent the Relevant Creditor from applying such monies to the purposes for which the same were so received, notwithstanding the occurrence or continuance of an Event of Default with respect to, or the existence of such facts with respect to, the Senior

Indebtedness unless the Relevant Creditor has actual knowledge to the contrary. Upon becoming aware of the happening of an Event of Default with respect to the Senior Indebtedness or of the existence of any other facts which would result in the making of any payment with respect to the Debt owing to the Relevant Creditor in contravention of the provisions hereof, the Issuer shall, as promptly as reasonably practicable, provide written notice to the Relevant Creditor of the happening of such Event of Default or the existence of such other facts.

12.

(a)
No right of the Indenture Trustee or any Holder as regards the Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Relevant Obligor or by any act or failure to act, in good faith, by any such Holder or the Indenture Trustee, or by any non-compliance by the Relevant Obligor with the terms, provisions or covenants herein, regardless of any knowledge thereof which any Holder or the Indenture Trustee may have or be otherwise charged with.

(b)
The rights of the Indenture Trustee and the Holders of Debt Securities with respect hereto shall not be affected by any extension, renewal or modification of the terms, or the granting of any security in respect of, any Senior Indebtedness or any exercise or non-exercise of any right, power or remedy with respect thereto.

(c)
The Relevant Creditor agrees not to exercise any offset or counterclaim or similar right in respect of the Inter-Company Subordinated Debt except to the extent payment of such Inter-Company Subordinated Debt is permitted and will not assign or otherwise dispose of any Inter-Company Subordinated Debt unless the assignee or acquiror, as the case may be, agrees to be bound by the terms hereof.

13.          The provisions contained herein

(a)
may not be amended or modified in any respect, nor may any of the terms or provisions hereof be waived, except by an instrument signed by the Relevant Obligor, the Relevant Creditor and the Indenture Trustee,

(b)
shall be binding upon each of the parties hereto and their respective successors and assigns and shall enure to the benefit of the Indenture Trustee, each and every Holder of the Debt Securities and their respective successors and assigns,

(c)	shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

The Relevant Creditor and the Relevant Obligor each irrevocably agree that any suits, actions or proceedings arising out of or in connection with the provisions contained herein may be brought in any state or federal court sitting in The City of New York or any court in the Province of Ontario and submits and attorns to the non-exclusive jurisdiction of each such court.”